LICENSE ASSIGNMENT AND TRANSFER AGREEMENT

THIS LICENSE ASSIGNMENT AND TRANSFER AGREEMENT, is made effective the 15th day of June 2007, by and between Ice Engineering, LLC (“IEL”), a corporation with its principal place of business at 4 Woodland Drive, Lebanon, NH 03766 and Torvec, Inc., a corporation with its principal place of business at B Powder Mills Office Park, 1169 Pittsford-Victor Rd. Suite 125, Pittsford, NY 14534 (“TORVEC”), hereinafter jointly referred to as the “parties”.

R E C I T A L S

WHEREAS, TORVEC, has licensed certain intellectual property rights, relating to various systems and methods for modifying ice adhesion strength, in particular fields of use (hereinafter referred to as “LICENSED IPR”), from Dartmouth College (“DARTMOUTH”), pursuant to the Ice Surface Development, Inc. — Dartmouth Exclusive License Agreement, effective November 28, 2000 (hereinafter referred to, along with all addendums and amendments thereto, as “IDL AGREEMENT”), a copy of which is attached hereto as EXHIBIT A;

WHEREAS, TORVEC represents that it is the owner of any and all LICENSED IPR granted under the IDL AGREEMENT, and that TORVEC has the right to assign the IDL AGREEMENT and the LICENSED IPR granted therein;

WHEREAS, TORVEC represents that it has expended approximately $5.8 million USD in acquiring and maintaining the LICENSED IPR, including, but not limited to patent maintenance fees and costs and minimum royalty payments to DARTMOUTH;

WHEREAS, IEL wishes to receive, and TORVEC desires to assign to IEL, the IDL AGREEMENT and the LICENSED IPR granted thereunder, under the terms and conditions of this Letter Agreement, and pursuant to under Section 10.03 of the IDL AGREEMENT;

WHEREAS, IEL represents that it has secured the permission of DARTMOUTH to allow assignment of the IDL AGREEMENT by TORVEC to IEL, pursuant to Section 10.03 of the IDL AGREEMENT, the permission letter being attached hereto as EXHIBIT B; and

WHEREAS, the parties have executed a binding Letter Agreement on June 15, 2007 containing terms and conditions substantially incorporated into this Agreement in various Articles thereof, the Letter Agreement being attached hereto as EXHIBIT C.

NOW, THEREFORE, in consideration of the promises, conditions and warranties contained herein, the parties agree as follows:

CONFIDENTIAL Initialed: V. Petrenko (IEL): ________ / J. Gleasman (TORVEC): _______

1.	DEFINITIONS

1.1	“IDL AGREEMENT” means the Ice Surface Development, Inc. — Dartmouth Exclusive License Agreement, effective November 28, 2000 along with all addendums and amendments thereto, executed between TORVEC (as a successor of Ice Surface Development, Inc.) and DARTMOUTH, which TORVEC is assigning and transferring to IEL pursuant to this Agreement.

1.2	“LICENSED IPR” means all intellectual property rights, relating to various systems and methods for modifying ice adhesion strength, in particular field of use granted to TORVEC by DARTMOUTH under the IDL AGREEMENT, which TORVEC is assigning and transferring to IEL pursuant to this Agreement.

1.4	“Agreement” means this License Assignment and Transfer Agreement.

1.5	“Subsidiary” means a legal entity at least 50% of the voting stock of which is owned directly or indirectly by IEL.

1.6	“Gross Revenues” means the gross sales revenues actually received by IEL or its subsidiaries in connection with sales of Licensed Products (as defined in Section 1.03 of the IDL AGREEMENT), less returns and allowances in lieu of returns. If IEL or its subsidiaries bundle or combine the Licensed Products with any other goods or services, the term “Gross Revenues” will mean the fair market value that would be received for the Licensed Products if sold separately.

1.7	“LIPR BUSINESS INFORMATION” means all of the marketing, business and related information developed, acquired, and/or generated by Ice Surface Development, Inc., and/or TORVEC in connection with the IDL AGREEMENT and the LICENSED IPR from the effective date of the IDL AGREEMENT (November 28, 2000) through the effective date of this Agreement (June 15, 2007), and that is currently in TORVEC’s possession.

1.8	“ANNUAL FEES” means the fees payable by IEL to TORVEC under this Agreement pursuant to the terms and conditions of Article 2, below, as the total consideration for the assignment by TORVEC to IEL, of the IDL AGREEMENT, the LICENSED IPR and all rights, title, and interest thereunder.

1.9	“TORVEC REIMBURSEMENT” means payments payable by IEL to TORVEC in total consideration of TORVEC’s payment of expenses associated with the acquisition, development and maintenance of the LICENSED IPR, and in consideration of the provision and transfer of all LIPR BUSINESS INFORMATION in TORVEC’s possession to IEL.

1.10	“IDL CHARGES” means the total of all payments (including, but not limited to, shown in the Exhibit D attached hereto) due to DARTMOUTH from TORVEC under the IDL AGREEMENT for charges relating to the IDL AGREEMENT that were incurred by TORVEC prior to the effective date of this Agreement, including, but not limited to the pro-rated portion (for the period of November 28, 2007 through June 15, 2007) of the minimum royalty fee payable to DARTMOUTH for 2007.

1.11	“Term” means the period beginning on the effective date of this Agreement and ending on the earliest of (1) the date this Agreement expires or is terminated in accordance with its terms, or (2) the date the IDL AGREEMENT expires or is terminated for any reason.”

1.12	Confidential Information” means non-public information, technical data or knowhow of a party, which is furnished to the other in written or tangible form in connection with this Agreement and marked as “Confidential.” Oral disclosure will also be deemed Confidential Information if such disclosures are reduced to a writing that is transmitted by the disclosing party to the other within thirty (30) days of the original disclosure and marked as provided above.

2. ASSIGNMENT OF THE IDL AGREEMENT AND OF LICENSED IPR

2.1	In consideration of the compensation, reimbursement of costs, and other consideration provided by IEL to TORVEC pursuant to Article 3, below, TORVEC agrees to assign and transfer to IEL all of its rights and obligations under the IDL AGREEMENT, including any and all LICENSED IPR that were granted thereto, under the IDL AGREEMENT, by DARTMOUTH, which comprise the exclusive worldwide royalty bearing license under Dartmouth Know-how and Dartmouth Patent Rights (as defined in Sections 1.01 and 1.02, respectively, of the IDL AGREEMENT), to make, have made, use and/or sell Licensed Products (as defined in Section 1.03 of the IDL AGREEMENT) in the Field (as defined in Section 1.04 of the IDL AGREEMENT).

2.2	In accepting the assignment of the IDL AGREEMENT from TORVEC, in addition to receiving all rights, title and interest thereunder, and subject to Article 3.3 below, IEL has agreed to assume from TORVEC any and all obligations to DARTMOUTH under the IDL AGREEMENT, as of the effective date of this Agreement, and to perform those obligations through a direct business relationship with Dartmouth. Therefore, after the effective date of this Agreement all payments due to DARTMOUTH under Article V of the IDL AGREEMENT will be made by IEL directly to DARTMOUTH.

2.3	The parties acknowledge that there are certain IDL CHARGES, listed in the Exhibit D attached hereto, payable by TORVEC to DARTMOUTH under the IDL AGREEMENT, that were incurred by TORVEC prior to the effective date of this Agreement. IEL hereby agrees to assume the responsibility of paying the IDL CHARGES directly to DARTMOUTH on TORVEC’s behalf, provided that the total amount of the IDL CHARGES paid by IEL to DARTMOUTH is fully credited against, and subtracted from, the amount of Payment No. 2 payable by IEL to TORVEC under Article 2.3 below. IEL will provide TORVEC with receipts from DARTMOUTH showing each such payment made against the IDL CHARGES.

2.4	Subject to Article 2.3 above, TORVEC agrees that it remains solely responsible to DARTMOUTH for any breaches of the IDL AGREEMENT that may have occurred prior to the effective date of this Agreement.

2.5	TORVEC agrees to provide with all LIPR BUSINESS INFORMATION in its possession to IEL within 60 days of the effective date of this Agreement. IEL agrees to utilize the LIPR BUSINESS INFORMATION only in connection with commercialization of the LICENSED IPR under this Agreement.

3. COMPENSATION FOR ASSIGNMENT AND TRANSFER OF IDL AGREEMENT, LICENSED IPR, AND OF LIPR DEVELOPMENT INFORMATION

3.1	As the total consideration for the assignment of the IDL AGREEMENT, the LICENSED IPR and all rights, title, and interest thereunder, IEL agrees to compensate TORVEC by the payment of ANNUAL FEES, paid quarterly, equal to 5% of the gross revenues generated by commercialization of the LICENSED IPR for the term of this Agreement. The parties agree that any funds furnished to IEL by any third party for the purposes of research and development (“R&D”), and/or for technology development, shall not be counted as a portion of IEL’s gross revenues, and thus such funds shall not be subject to the 5% ANNUAL FEES.

3.2	In total consideration of TORVEC’s payment of expenses associated with the acquisition, development and maintenance of the LICENSED IPR and in consideration of provision and transfer by TORVEC to IEL the LIPR DEVELOPMENT INFORMATION under Article 2.5 above, IEL agrees to reimburse TORVEC by a payment of $3.5 million USD in accordance with the payment schedule set out in Article 3.3 below (“TORVEC REIMBURSEMENT”). The parties further agree that the entire amount of the TORVEC REIMBURSEMENT shall be credited against payment of ANNUAL FEES due to TORVEC under Article 3.1, above. Thus, IEL shall only be obligated to commence payment of ANNUAL FEES to TORVEC after such quarter and/or portion thereof in which the cumulative total ANNUAL FEES otherwise payable shall have exceeded the TORVEC REIMBURSEMENT.

3.3	IEL shall provide TORVEC with the TORVEC REIMBURSEMENT in accordance with the following schedule:

Payment No. 1 —— $500,000 Paid on June 15, 2007

Payment No. 2 —— $209,103 ($300,000 less IDL CHARGES of $90,897)

Payments Nos. 3 – 11—— $300,000

Total Payments (TORVEC REIMBURSEMENT) — $3,500,000 USD Payment No. 2 shall be paid on March 1, 2008, while Payments Nos. 3 – 11 shall be paid on the first day of each quarter succeeding the quarter commencing March 1, 2008 and ending May 31, 2008 and until all payments called for pursuant to the above schedule have been paid.

4.	REPRESENTATIONS AND WARRANTIES

4.1	TORVEC hereby represents and warrants to IEL that:

a)	it has all necessary rights and full authority to enter into this Agreement and perform it obligations hereunder;

b)	it has all necessary rights and full authority to assign to IEL the IDL AGREEMENT and the LICENSED IPR and all of its rights, title, and interest thereunder, and that it has not made any previous assignments, transfers and/or sublicenses to any other third party;

c)	it has received no written claim, notice or demand asserting that any of the LICENSED IPR are invalid or unenforceable;

d)	the IDL AGREEMENT and the LICENSED IPR, and IEL’s use and exercise of the same in accordance with this Agreement, do not violate or infringe the rights of any third party; and

e)	that the IDL AGREEMENT and the LICENSED IPR are, and shall remain free of all liens, claims, encumbrances and other restrictions, and IEL’s use and exercise of the same shall not be adversely affected, interrupted or disturbed.

5.	DISCLAIMER OF WARRANTIES AND OBLIGATIONS; EXTENT OF LIABILITY

5.1	TORVEC does not warrant the validity of the LICENSED IPR and makes no representations whatsoever (i) with regard to the scope, accuracy, completeness or usefulness of the LICENSED IPR; or (ii) that use of the LICENSED IPR will accomplish any particular results or are fit for any purpose.

5.2	Without limiting the preceding sentence, TORVEC represents that it knows of no prior art that constitutes grounds to invalidate any of the LICENSED IPR, and is not aware of any third party who is directly infringing, or contributing to infringement of, the LICENSED IPR;

5.3	Except as expressly provided in this Agreement, all information, materials, services, and subject matter defined by the LICENSED IPR under this Agreement are provided to IEL on an AS IS basis, and TORVEC MAKES NO OTHER WARRANTIES, EXPRESSED OR IMPLIED, AS TO ANY MATTER, AND TORVEC EXPRESSLY DISCLAIMS THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, EXCLUSIVITY OR RESULTS OBTAINED FROM USE.

5.4	In no event will either party be liable to the other party for any incidental, consequential, special or punitive damages, even if it has been advised of the possibility of such damages.

6. INDEMNIFICATION

6.1	TORVEC will indemnify, defend and hold harmless IEL, its subsidiaries and their respective officers, directors, employees, agents, consultants from and against all claims, liability, demands, damages, costs, expenses (including attorney fees and costs) and losses, arising from or relating in any way to the breach by TORVEC of any of the provisions of Articles 2.1, 2.4 and 4, above.

7. TERM AND TERMINATION

7.1	The Term of this Agreement is as defined in Article 1.11, above.

7.2	If TORVEC breaches any of Articles 2.1, 2.4 and/or Article 4 of this Agreement, IEL shall give written notice of such breach to TORVEC within 30 days of learning of such breach. If TORVEC does not correct such breach within 30 days of receipt of the written notice thereof, IEL may terminate this Agreement by written notice to Torvec. Within 60 days of such termination, Torvec will reimburse IEL in the amount of total payments of TORVEC REIMBURSEMENT that were received from IEL by TORVEC, less the total amount of ANNUAL FEES, whether or not paid to TORVEC, that have been accrued as of the date of termination.

7.3	If IEL breaches Article 3 of this Agreement, TORVEC shall give written notice of such breach to IEL within 30 days of such breach. If IEL does not correct such breach within 60 days of receipt of the written notice thereof, TORVEC may terminate this Agreement by written notice to IEL. Within 60 days of such termination, IEL will reimburse TORVEC as follows:

If the cumulative amount of all ANNUAL FEES due to TORVEC, including pro-rated ANNUAL FEES for the portion of year preceding the date of termination, exceed the total pro-rated amount of TORVEC REIMBURSEMENT payments made by IEL to TORVEC (as adjusted by the IDL CHARGES), IEL shall pay to TORVEC, within 60 days of the date of termination, the difference by which such cumulative annual fees exceed the total pro-rated TORVEC REIMBURSEMENT previously paid by IEL to TORVEC;

7.4	Upon termination of this Agreement under Article 7.2 or Article 7.3, all rights title and interest in the IDL AGREEMENT and in the LICENSED IPR shall revert to TORVEC and TORVEC shall assume all further obligations to DARTMOUTH under the IDL AGREEMENT as of the date of notice of termination of this Agreement.

7.5	The parties agree that Articles 2.4, 6.1 and 9 shall survive the termination of this Agreement, regardless of the cause.

8. BOOKS, RECORDS AND REPORTS

8.1	IEL will deliver to TORVEC within 30 days after the end of each calendar quarter (or portion thereof) following the Effective Date (each, a “Reporting Period”) a written Fee Report that has been signed by an authorized IEL representative that includes the information to confirm in reasonable detail the calculation of the amount of the ANNUAL FEE due to TORVEC for the Reporting Period, including the amount of total gross revenue for the Reporting period less any funds furnished to IEL by any third party for the purposes of research and development, and/or for technology development.

8.2	IEL will keep proper records and books of account in accordance with accounting practices generally accepted in the United States of America. Those books and records will accurately reflect all transactions and Sales upon which any payment obligations are based and all other information necessary for the accurate determination of payments to be made under this Agreement. IEL will retain those records and books for at least three years following their creation.

8.3	Upon reasonable written notice, IEL will make available and TORVEC will have the right to copy, inspect and audit its books and records no more than once each calendar year during normal business hours for the purpose of verifying the correctness of the payments due under this Agreement. Examination of the books and records for any Reporting Period will not be requested more than three years following the end of that Reporting Period. IEL will, within thirty days of the date IEL receives notice of the amount of any shortfall, pay TORVEC that shortfall. The expense of any such audit will be borne by TORVEC unless the audit discloses that IEL underpaid any ANNUAL FEE due by 5% or more during any Reporting Period being audited, in which case, IEL will pay the reasonable costs of the audit.

9. CONFIDENTIAL INFORMATION

9.1	Each party to this Agreement who receives Confidential Information (the “recipient”) from the other party (the “disclosing party”) will protect and keep that Confidential Information secret and will not (a) disclose that Confidential Information to any Person other than to recipient’s employees and independent contractors with a need to know who have signed written confidentiality agreements that are as protective of that information as this section; or (b) use that Confidential Information for any purpose other than to exercise its rights and perform its obligations under this Agreement. Notwithstanding the preceding, the recipient is authorized to disclose any Confidential Information specifically required by order of any governmental agency or court so long as before the delivery of that information, the recipient gives the disclosing party prompt written notice (if permitted by law) so the disclosing party can seek an appropriate protective order or exemption from that order.

10.	GENERAL PROVISIONS

10.1	Notices. All notices, payments and other communications required or permitted under this Agreement will be in writing and sent by prepaid, first class, registered or certified mail, properly addressed to the other party as follows:

If to TORVEC, to: ATTN: Dick Sullivan Torvec, Inc. B Powder Mills Office Park, 1169 Pittsford-Victor Rd. Suite 125, Pittsford, NY 14534

If to IEL, to: ATTN: Dr. Victor Petrenko

Ice Engineering, LLC

4 Woodland Drive

Lebanon, NH 03766

All notices and communications will be effective on receipt. Either party may change its address by giving notice of that change to the other party.

10.2	Taxes. Each party shall be responsible for payment of their own applicable Local, State and Federal taxes.

10.3	Waivers. Neither party will be deemed to have waived any of its rights under this Agreement until it has signed a written waiver of those rights. Without limiting the preceding, no failure or delay by either party in exercising any rights, powers or remedies under this Agreement will operate as a waiver of any such right, power or remedy, and no waiver will constitute a waiver of any other provision, breach, right or remedy, nor will any waiver constitute a continuing waiver or be effective except for the specific instance and for the specific purpose given.

10.4	Amendments. If either party wishes to modify this Agreement, the parties will confer in good faith to determine the desirability of such modification. No modification will be effective until both parties to this Agreement sign a written amendment.

10.5	Governing Law; Jurisdiction and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of New York without reference to its choice of law provisions or the International Convention on the Sale of Goods. Any claim, action or suit between TORVEC and IEL that arises out of or relates to performance of this Agreement will be brought and conducted solely and in the state or federal courts located in New York City, New York, and both parties consent to the exclusive jurisdiction of and venue in those courts.

10.6	Severability. If any provision of this Agreement is rendered invalid or unenforceable by any law or regulation, or declared null and void by any court of competent jurisdiction, that part will be reformed, if possible to conform to law and if reformation is not possible, that part will be deleted and the remainder of the provisions of this Agreement will, subject to this paragraph, remain in full force and effect, unless enforcement of this Agreement without the invalid or unenforceable clause would be grossly inequitable under the circumstances or would frustrate the primary purpose of this Agreement. Each claim of each patent and application constituting the Patent Rights shall be deemed valid until expired or until held invalid or unenforceable by the final and unappealable judgment of a court of competent jurisdiction.

10.7	Compliance with Law. Both parties agree to comply with all federal, state, county, and local laws, ordinances and regulations.

10.8	Independent Contractor; Agency. The parties are separate and independent legal entities, and each is an independent contractor. Neither party will be deemed to be the employee, representative, agent, joint venturer or partner of the other party for any purpose. Neither party has the authority to bind the other or to incur any liability on behalf of the other, nor to direct the employees of the other.

10.9	Counterparts; Facsimile Delivery. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same Agreement. This Agreement may be delivered by facsimile, and when so delivered will have the same force and effect as delivery of an original signature.

10.10	Entire Agreement. This Agreement supersedes any prior understandings or agreements, whether written or oral, and any contemporaneous oral agreements, between the parties hereto in regard to the subject matter hereof and contains the entire agreement between the parties in regard to the subject matter hereof, including the terms and conditions outlined in the Binding Letter Agreement executed between the parties on June 15, 2007. This Agreement may not be changed or modified orally, but only by an agreement, in writing, signed by both the parties hereto.

IN WITNESS whereof, the parties hereto have executed this Agreement in duplicate originals by their respective officers hereunto duly authorized, the day and year herein written.

Torvec, Inc. (TORVEC)	ICE ENGINEERING, LLC (IEL)
By: s/ James Y. Gleasman	By: Victor Petrenko
Date: July 18, 2007_	Date: July 18, 2007
James Y. Gleasman,	Dr. Victor Petrenko
Chief Executive Officer	President and Chief Executive Officer